UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*


                                MDC PARTNERS INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    552697104
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2011
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]      Rule 13d-1(b)
        [X]      Rule 13d-1(c)
        [_]      Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104
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1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities only):
                                 LEON G. COOPERMAN
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization:

                                  UNITED STATES
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Number of               5.  Sole Voting Power:         1,434,500
Shares Bene-
ficially                6.  Shared Voting Power:       -0-
Owned by
Each Report-            7.  Sole Dispositive Power:    1,434,500
ing Person
With                    8.  Shared Dispositive Power:  -0-
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                          1,434,500
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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):

                                          4.8 %

     The beneficial ownership percentage set forth herein has been calculated based on 30,137,032 Shares of the Issuer outstanding as reported on the Issuer's Form 10-Q for the quarter ending September 30, 2011.

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12.  Type of Reporting Person:

                                          IN
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CUSIP No. 552697104
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Background: This late filing was inadvertently caused by the fact that Mr. Cooperman's office overlooked that a 13G/A was filed on February 7, 2011 as of December 31, 2010 reporting that as of December 31, 2010 he ceased being the owner of five percent.


Item 1(a) Name of Issuer:

       MDC PARTNERS INC. (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive Offices:

         MDC PARTNERS INC.- Legal Department 950 Third Ave.
         New York NY 10022


Item 2(a) Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is, among other activities, an investor engaged in investing for his own account.

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C.("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of Omega Charitable Partnership L.P. ("Charitable LP"), an exempted limited partnership registered in the Cayman Islands. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the ultimate controlling person of Associates and Charitable LP.

     Mr.  Cooperman  is  married to an  individual  named  Toby  Cooperman.  Mr.
Cooperman has an adult son named Michael S. Cooperman. Mr. Cooperman has investment authority over the account of Michael S. Cooperman.

Item 2(b) Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Mr. Cooperman is 2700 No. Military Trail, Suite 230, Boca Raton FL 33431.

CUSIP No. 552697104
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Item 2(c) Citizenship:

     Mr. Cooperman is a United States citizen;


Item 2(d) Title of Class of Securities:

     Class A subordinate voting shares (the "Shares")


Item 2(e) CUSIP Number: 552697104


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

     This Item 3 is not applicable.


Item 4.  Ownership:

Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 1,434,500 Shares which constitutes approximately 4.8 % of the total number of Shares outstanding.

     This consists of 1,434,500 Shares owned by Mr. Cooperman.

Item 4(c) Number of Shares as to which such person has:

(i)     Sole power to vote or to direct the vote:                1,434,500
(ii)    Shared power to vote or to direct the vote:                    -0-
(iii)   Sole power to dispose or to direct the disposition of:   1,434,500
(iv)    Shared power to dispose or to direct the disposition of:       -0-

CUSIP No. 552697104
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Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 6, 2013 as of December 31, 2011

LEON G. COOPERMAN

By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
  Power of Attorney on file


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).